SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 31, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner Communications Announces A Share Buyback Plan

PARTNER COMMUNICATIONS ANNOUNCES A SHARE
BUYBACK PLAN

Rosh Ha’ayin, Israel, May 31, 2018 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications provider, reports that the Company's Board of Directors resolved on May 30, 2018 to adopt a buy-back plan of up to an aggregate amount of NIS 200 million of its ordinary shares which are traded on the Tel Aviv Stock Exchange ("the Plan" and "TASE" respectively).

The period of the Plan will be from June 4, 2018 until May 30, 2019. The Company is authorized to repurchase in open market transactions on the TASE, in privately negotiated transactions or a combination of the two on every trading day of the TASE. Any repurchases effected pursuant to the Plan will be subject to the Plan's price and daily volume restrictions. The Plan will not involve any repurchase of the Company's American Depository Shares.

The Plan will be implemented in multiple tranches, the first of which will involve the repurchase of up to an aggregate amount of NIS 50 million of the Company's ordinary shares. The implementation of subsequent tranches will be subject to approval of the Company's Board of Directors.

The Plan will be executed in accordance with the safe harbor for securities repurchases provided by the Israel Securities Authority opinion (No.199-8) regarding a safe harbor in a buyback of securities by a corporation. In compliance with the requirements of this safe harbor, the Plan includes the following criteria: (i) volume and price limits; (ii) determination of buyback periods; (iii) irrevocability of the instruction provided to the broker regarding the execution of the tranche; (iv) the Plan may not commence until one trading day has elapsed from the date of publication of the first financial statement after the adoption of the Plan; (v) execution of the Plan through an independent broker based on an irrevocable power of attorney; and (vi) maximum volume of buyback on a given trading day.

It should be noted that the Plan does not obligate the Company to acquire any shares or a specific volume of shares in any period.

The Company will report the repurchases that will be executed under the Plan each quarter or after the completion of each tranche, the earlier of them.

Implications of the buyback on the shareholders - According to the provisions of the Company's General License for the Provision of Mobile Radio Telephone Services using the Cellular Method (MRT), crossing of 5% of means of control in the Company, requires reporting to the Israeli Ministry of Communications ("MoC") while crossing of 10% of means of control in the Company, requires the consent of the MoC in writing and in advance. It should be noted that since the repurchased shares under the Plan will become dormant shares as defined in section 308 of the Israeli Companies Law-1999, the rate of the voting rights of the shareholders will be increased following the repurchases. The sources of financing for the implementation of the Plan will be from the Company's own sources. The Company does not anticipate tax implications for it or for its shareholders who do not sell shares under the Plan. As a result of the buyback, a tax event will occur for the shareholders whose shares were purchased.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release, including statements relating to the Plan, any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.Specific statements have been made regarding the Company's Plan to repurchase its shares. The repurchase Plan does not require the Company to acquire any shares at all, or any specific amount of shares.

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About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:

Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: May 31, 2018